Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF ALIBABA GROUP HOLDING LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 28, 2023

The undersigned holder of ordinary shares of Alibaba Group Holding Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated August 15, 2023, and hereby appoints each of Joseph C. TSAI, Eddie Yongming WU, Sara Siying YU or Kevin Jinwei ZHANG or                                                          (email address:                                                          ) as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held virtually by electronic means on September 28, 2023 at 7:00 p.m., Hong Kong Time, or 7:00 a.m., New York Time (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy holder upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement available for review and download on the Company’s website www.alibabagroup.com/en/ir/agm.

This proxy is given in respect of                                                          ordinary shares registered in the name of the undersigned.

Note: A holder of ordinary shares who is entitled to more than one vote need not cast all their votes in the same way. In respect of any of the proposals set out below, the undersigned shareholder may instruct the proxy holder to vote some or all of the shares either “for” or “against” any resolution and/or to “abstain” from voting, and the proxy holder will then cast such votes in respect of those proposals in such different ways as instructed by the undersigned shareholder. In this case, please specify in the voting boxes below the number of shares in respect of which the proxy holder is to vote “for” or “against” or to “abstain” in respect of each proposal. If no such numbers are specified, the proxy holder will cast all of the votes for the ordinary shares in respect of which this proxy is given either “for”, “against” or “abstained”, as indicated.

The ordinary shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the ordinary shares in respect of which this proxy form is given will be voted in the proxy holder’s discretion for the following proposals:

PROPOSAL 1: Elect the following director nominees to serve on the board of directors.

	FOR	AGAINST	ABSTAIN
Eddie Yongming WU1	☐	☐	☐
Maggie Wei WU2	☐	☐	☐
Kabir MISRA[2]	☐	☐	☐

(1)	To serve the remaining term of the Company’s Group II directors, which will end at the Company’s 2025 annual general meeting.
(2)	To serve as a Group III director for a term of office to expire at the third succeeding annual general meeting after his or her election.

PROPOSAL 2: Ratify the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively, for the fiscal year ending March 31, 2024.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: , 2023

Shareholder Name:	Name of other joint owners (if any):

Print	Print

Signature	Co-owner (if any) Signature

If you are a current or former employee of the Company or one of its affiliates, please provide your employee ID:

*          *          *

This proxy form must be signed by the person registered as the holder of the ordinary shares in the register of members as at the close of business on August 15, 2023, Hong Kong Time, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

In the case of joint registered holders of any shares, the vote of the senior who tenders a vote (by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority shall be determined as that one of the persons so represented whose name stands first on the register of shareholders in respect of such share shall alone be entitled to vote in respect thereof. Where there are joint registered holders of any share(s), any one of such persons may vote at the meeting, either through online platform or by proxy, in respect of such share(s) as if he/she is solely entitled to, but if more than one of such joint holders be present at the meeting through online platform that only one device is allowed per login or by proxy.

Please send the completed and signed proxy form to us (i) by mail, to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, or (ii) by e-mail, to Alibaba.proxy@computershare.com.hk.

This proxy form must be received no later than 7:00 p.m., Hong Kong Time, on September 26, 2023 to ensure your representation at the General Meeting.